June 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick, Assistant Chief Accountant Mr. William Demarest, Staff Accountant

Re:	Ventas, Inc. Form 10-K for the Year Ended December 31, 2020 Filed February 23, 2021 Form 8-K Filed May 7, 2021 File No. 001-10989

Dear Ms. Monick and Mr. Demarest,

This letter is in response to the comment letter, dated May 27, 2021, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) regarding the above-referenced filings for Ventas, Inc. (“Ventas” or the “Company”).

Set forth below are the Staff’s comments followed by the Company’s responses thereto.

Form 10-K filed February 23, 2021

Guarantor and Issuer Financial Information, page 68

1.	We note your disclosure that only NHP LLC is obligated with respect to any of NHP LLC’s outstanding senior notes and that Ventas, Inc. is not obligated with respect to such notes. Please tell us how you determined it was unnecessary to provide financial statements of NHP LLC. Reference is made to Rule 3-10 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment. Following our acquisition of Nationwide Health Properties, Inc. (“NHP”) on July 1, 2011, our 100% owned subsidiary, Nationwide Health Properties, LLC (“NHP LLC”), as successor to NHP, assumed the obligation to pay principal and interest with respect to the outstanding senior notes issued by NHP, but no guarantee was added to the securities. Neither the Company nor any of its subsidiaries is obligated as a guarantor on any of NHP LLC’s outstanding senior notes. NHP LLC filed a Form 15 with the SEC on July 18, 2011, to deregister and suspend its reporting obligation with respect to its previously registered common stock and outstanding notes, including the outstanding senior notes referred to in Ventas’s Form 10-K. As NHP LLC’s reporting obligation has been suspended and there is no registered NHP debt outstanding, there is no obligation to file separate financial statements of NHP LLC.

Form 8-K filed May 7, 2021

Exhibits

2.	We note your presentation of normalized FAD attributable to common stockholders, specifically the adjustments for cash impact of Brookdale lease modification and cash impact of Holiday lease termination. Please address the following:
•	Please clarify for us the nature of these adjustments.
•	Please clarify for us why you are adjusting for these items.
•	Please tell us how these adjustments result in a measure that is presented on a consistent basis for all periods presented.

Response: We respectfully acknowledge the Staff’s comment.

The Company believes that Normalized Funds Available for Distribution attributable to common stockholders (“Normalized FAD”) is a useful supplemental measure of the Company’s operating performance that would not otherwise be available and may be useful to investors in assessing the Company’s operating performance and performance as a REIT. Additionally, the Company believes Normalized FAD may provide investors with useful supplemental information regarding the Company’s ability to generate income from its operating performance and the impact of the Company’s operating performance on its ability to make distributions to its stockholders. The Company defines Normalized FAD as Normalized FFO further adjusted to (i) exclude non-cash components of, and straight-line rent adjustments included in, Normalized FFO, (ii) deduct certain recurring capital expenditures and (iii) include cash received related to lease terminations and modifications.

The Company believes that including the amount of lease termination or modification fees received in cash in the calculation of Normalized FAD improves the understanding of its operating results and income generation available to distribute to stockholders because such fees capture future income that the Company is otherwise forgoing pursuant to the terms of the lease termination or modification. In many cases, such fees are captured as rental revenue in GAAP net income and included in Normalized FFO and Normalized FAD in the quarter in which they were received. However, to the extent that is not the case (for instance, because they are amortized under GAAP or because the impact of the transaction to which they relate has been excluded from Normalized FFO), the Company adds such cash fees back to Normalized FAD to the extent they are significant.

For all periods presented within its earnings report on Form 8-K furnished with the SEC on May 7, 2021, the cash fees received in connection with the Company’s transactions with Brookdale Senior Living (“Brookdale”) and Holiday Retirement (“Holiday”) were the only significant cash fees related to lease modifications and terminations that were not already captured in Normalized FFO. As described in more detail below, due to the size and nature of the transactions with Brookdale and Holiday and because the transactions were a feature of the Company’s other disclosures in the quarter in which those transactions occurred, the Company specifically identified line items for the cash received from each such transaction in the adjustments to determine Normalized FAD.

As disclosed in its earnings report and Form 10-Q for the quarter ended June 30, 2020, in April 2020, the Company completed a consensual transaction with affiliates of Holiday with respect to 26 independent living assets that were previously leased by the Company to Holiday tenants under a master lease that was set to expire in 2028, after an initial 15 year term (the “Holiday Lease”). In return for permitting Holiday to terminate the lease early, the Company received a total of $100 million in consideration consisting of $34 million in cash and $66 million of secured notes from the prior guarantor of the Holiday Lease and certain Holiday affiliates. This total consideration resulting from the lease termination was recognized as rental income for GAAP purposes and was offset by an approximately $50 million non-cash charge for the write-off of accrued straight-line rent receivables under the Holiday Lease due to the termination. The net impact was a $50 million benefit to GAAP net income in the second quarter of 2020. In the reconciliation from GAAP net income to Normalized FAD, the Company adjusted out the non-cash portion of the consideration and included the $34 million cash impact from this lease termination.

As disclosed in its earnings report and Form 10-Q for the quarter ended September 30, 2020, in July 2020, the Company entered into a revised master lease agreement with Brookdale. This multi-part transaction was with respect to 121 senior living and healthcare communities leased to Brookdale under a triple-net lease set to expire in 2025 (the “Brookdale Lease”). Ventas agreed to reduce the base rent on the Brookdale Lease from $182 million (annually) as of the first quarter 2020 to $100 million (annually) starting in July 2020. As consideration for such reduction, the Company received up-front consideration of approximately $235 million consisting of $161.5 million of cash, $45 million in notes and warrants for 16.3 million shares of Brookdale common stock. For GAAP purposes, the entire $235 million of consideration is amortized as deferred revenue for the remaining term of the lease. In the reconciliation from GAAP net income to Normalized FAD, the Company excluded the deferred revenue consistent with other non-cash rental income and included the $161.5 million of cash received as part of the upfront consideration for the lease modification.

The Company endeavored to be transparent in its treatment of the Holiday and Brookdale transactions, including narrative descriptions of each transaction and the impacts in the quarter in which each transaction occurred, while uniquely identifying such impacts in the tabular reconciliation of GAAP net income to Normalized FAD. Prospectively, the Company will include enhanced disclosure where appropriate of significant transactions that are called out in its GAAP reconciliations in its SEC filings in all periods where the adjustment is presented, consistent with the disclosure described above. The Company will also clarify in future disclosures the rationale for presenting Normalized FAD.

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Please contact the undersigned at (312) 660-3725 or Carey S. Roberts, Executive Vice President, General Counsel & Corporate Secretary, at (312) 660-3808 if you have any further questions or require any further information.

Very truly yours,

/s/ Robert F. Probst
Robert F. Probst
Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer Carey S. Roberts, Executive Vice President, General Counsel & Corporate Secretary Ventas, Inc.

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